 EXHIBIT 12.2
RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

Our consolidated ratios of earnings to combined fixed charges and preferred dividends were as follows for the periods presented:

(dollar amounts in thousands)	Fiscal Year Ended December 31,					Six Months Ended June 30,
	2008	2007	2006	2005	2004	2009
Earnings:
(Loss)/income before income taxes and cumulative effect of adoption of and change in accounting principles	$(16,556)	$(19,429)	$(10,742)	$(23,445)	$(44,158)	$2,967

Plus fixed charges and preferred dividends:
Interest expense	1,374	2,070	2,047	4,623	6,103	286
Amortization of costs related to indebtedness	567	1,536	2,308	5,521	6,792	115
Estimated interest factor in rent expense (1)	660	512	482	391	455	273
Preferred dividends	-	-	-	-	-	-
Total Fixed Charges and Preferred Dividends	2,601	4,118	4,837	10,535	13,350	674
(Loss)/earnings available to cover fixed charges	$(13,955)	$(15,311)	$(5,905)	$(12,910)	$(30,808)	$3,641
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	*	*	*	*	*	5.4

* Calculation not meaningful as ratio is less than 1.
(1) The interest factor in rent expense is estimated as one-third of rental expense.